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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DUSTIN HENDERSON (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Kiska receives Thorn Results from Brixton

Results include 83.90 metres of 161.47 g/t silver, 1.02 g/t gold, 1.29% lead and 1.48% zinc

Vancouver, BC- September 4, 2012:  Kiska Metals Corporation (“Kiska" or "the Company”) reports that partner Brixton Metals Corporation has forwarded the Company its final results from the 2012 drilling program at the Thorn Property in northwestern British Columbia. Highlights of the program include:

•

THN12-65 intersected 12.90 metres of 512.66 g/t silver, 1.72 g/t gold, 4.24% lead and 1.54% zinc from surface within a broader interval of 83.90 metres of 161.47 g/t silver, 1.02 g/t gold, 1.29% lead and 1.48% zinc.

•

THN12-63 intersected 13.00 metres of 402.15 g/t silver, 1.63 g/t gold, 2.89% lead and 3.31% zinc from surface within a broader interval of 80.52 metres of 140.16  g/t silver, 0.94 g/t gold, 1.08% lead and 1.49% zinc.

•

THN12-72 intersected 53.00 metres of 126.54 g/t silver, 1.57 g/t gold, 0.37% lead and 1.09% zinc within a broader interval of 104.85 metres of 88.01 g/t silver, 1.10 g/t gold, 0.24% lead and 0.63% zinc.

The 2012 program focused on the gold-silver-copper-lead-zinc Oban Breccia Zone to follow up 2011 drilling where THN11-60 intersected 95.08 metres of 628.3 g/t silver, 1.71 g/t gold, 0.12% copper, 3.31% lead and 2.39% zinc including 9.25 metres averaging 2,984.4 g/t silver, 3.04 g/t gold, 0.53% copper, 11.60% lead and 3.42% zinc. A total of 1,151 metres were drilled in 13 NQ core holes.  The depth of the holes ranged from 30 metres to 153 metres. Consistent with previous drilling, mineralization is comprised of pyrite, galena, sphalerite, sulphosalts and chalcopyrite hosted in a hydrothermal breccia matrix. The breccia that hosts Oban mineralization is thought to be at least 300 metres in diameter with its eastern extent buried under glacial till.

A plan map and cross sections from the 2012 program can be viewed at: http://www.kiskametals.com/s/ThornMaps_Photos.asp

About the Thorn Property

The 189 square kilometre Thorn Property is located 120 kilometres northwest of Telegraph Creek, BC. High sulphidation epithermal vein-hosted high-grade copper-gold-silver mineralization and breccia-hosted high-grade silver and gold mineralization in diorite porphyry intrusive rocks make up the dominant exploration targets on the property.  Brixton is earning a 51% interest in the property by funding exploration expenditures totaling $5 million and by making staged cash and share payments. At Kiska’s election, Brixton can earn an additional 14% (totaling 65%) interest by funding an additional $10 million in exploration on the property. Brixton is the project operator.

2012 Oban Breccia Zone Drilling – Significant Intersections

Hole	From	To	Interval	Silver	Gold	Lead	Zinc
	(metre)	(metre)	(metre)	g/t	g/t	%	%
THN12-62	52.50	94.50	42.00	181.88	1.42	0.84	1.44
including	66.50	90.50	24.00	219.62	1.91	1.15	1.86

THN12-63	67.48	148.00	80.52	140.16	0.94	1.09	1.49
including	80.50	96.50	16.00	192.35	1.85	1.74	1.24
including	108.50	121.50	13.00	402.15	1.63	2.96	3.31
THN12-64	6.10	19.00	12.90	254.67	1.25	1.25	0.54
THN12-64	69.50	71.50	2.00	295.50	1.70	0.83	1.10
THN12-65	6.10	90.00	83.90	161.47	1.02	1.29	1.48
including	6.10	19.00	12.90	512.66	1.72	4.24	1.54
THN12-66	3.05	36.00	32.95	138.50	1.35	0.75	0.29
THN12-67	2.43	26.00	23.57	171.21	0.88	0.94	0.31
including	9.00	24.00	15.00	245.74	1.15	1.44	0.43
THN12-68	3.05	41.00	37.95	83.52	1.36	0.38	0.70
including	3.05	23.00	19.95	125.85	2.10	0.62	1.09
THN12-69	3.04	20.00	16.96	97.90	1.43	0.27	0.49
THN12-70	6.10	30.49	24.39	60.53	1.05	0.33	0.72
including	6.10	17.00	10.90	98.32	1.65	0.57	1.03
THN12-71	9.14	68.28	59.14	127.11	0.63	0.58	0.83
including	25.50	38.50	13.00	192.26	1.15	1.04	0.98
THN12-72	6.10	110.95	104.85	88.01	1.10	0.24	0.63
including	22.00	75.00	53.00	126.54	1.57	0.37	1.09
THN12-73	6.10	90.00	83.00	105.30	0.94	0.47	0.47
including	6.10	40.00	33.90	145.67	1.73	0.82	0.42
THN12-74	6.10	40.00	33.90	64.95	0.57	0.10	0.15
including	20.00	30.00	10.00	122.08	1.32	0.09	0.14
THN12-74	58.00	101.50	43.50	167.35	0.27	0.48	0.31

Qualified Person Statement

The content of this release has been reviewed by Jason Weber, P.Geo., President and CEO of Kiska Metals Corporation. Mr. Weber is a Qualified Person under the terms of National Instrument 43-101. Core samples were prepared and analyzed for multiple elements by AGAT Laboratories Ltd in Whitehorse, YT.  AGAT has been certified compliant with ISO9001:2008 requirements and holds a ISO-IEC 17025:2005 Certificate.  A blank, duplicate and certified reference material was inserted in the sample stream. Analyses for gold were done by Fire Assay, ICP-OES finish all other elements were analyzed by Aqua Regia Digest, ICP-OES finish. Silver over limits were analyzed by Fire Assay with gravimetric finish.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper). Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world's largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

 "Jason Weber"

 Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com   and http://www.sec.gov

Thorn Drilling and Geology Plan

KISKA
METALS CORPORATION

Legend
Pre-2012 Drilling
2012 Drilling
Contours (10 metre interval)
Oban trench
Newly Released Composite Intervals
Prev. Released Composite Intervals
Thorn Drilling and Geology Plan
Northwestern British Columbia
N
Rhyolite Dyke
Gossan
Gossan
Oban Breccia
Diorite Porphyry
Glacial Till Front
THN03-17
THN03-18
THN02-11
THN02-14
THN02-15
THN03-16
THN04-27
THN04-24
THN04-25
THN11-57
THN03-19
THN03-22
THN12-74
THN12-73
THN12-70
THN12-69
THN12-68
THN12-67
THN12-66
THN12-71
THN03-20
THN12-64
THN11-60
THN12-62
A
A'
B
B'
6,492,000 mN
6,491,900 mN
628,700 mE
628,800 mE
900
850
50 meters
Map Extent

Thorn Section A-A

Section A-A' (Looking Northwest)
THN12-74
THN12-63
THN12-71
THN12-70
THN12-73
THN03-21
THN03-19
THN03-23
THN03-20
THN04-25
THN11-53
THN12-64
THN12-72 104.85 m of 173.33 g/t Ag Eq.
(88.01 g/t Ag, 1.10 g/t Au, 0.24% Pb, and 0.63% Zn)
THN12-66
THN12-74
THN04-26
THN12-63
80.52 m of 264.14 g/t Ag Eq.
(140.16 g/t Ag, 0.94 g/t Au, 1.08% Pb, and 1.49% Zn)
THN12-65
83.90 m of 295.48 g/t Ag Eq.
(161.47 g/t Ag, 1.02 g/t Au, 1.29% Pb, and 1.48% Zn)
THN03-22
THN11-60
THN11-57
THN04-24
900mRL
850mRL
800mRL
750mRL
700mRL
50 metres
$AgEq = Ag\ (g/t) + \left[Au\ (g/t) \times \left(\frac{\$1000/oz\ Au}{31.1035\ g/oz}\right) / \left(\frac{\$19.62/oz\ Ag}{31.1035\ g/oz}\right)\right] + \left[Pb\ (\%) \times ([\$0.80/lb] \times 22.04\ lbs) / \left(\frac{\$19.62/oz\ Ag}{31.1035\ g/oz}\right)\right] + \left[Zn\ (\%) \times ([\$0.80/lb] \times 22.04\ lbs) / \left(\frac{\$19.62/oz\ Ag}{31.1035\ g/oz}\right)\right]$
Legend
Ag Eq. gram-metre product
0 - 5000
5000 - 10 000
>10 000

Thorn Section B-B

KISKA METALS CORPORATION

Section B-B' (Looking Southwest)
THN12-69
THN12-74
THN12-71
THN12-67
THN12-73
THN04-25
THN03-19
THN03-23
THN12-62
THN03-21
THN12-66
THN12-72
104.85 m of 173.33 g/t Ag Eq.
(88.01 g/t Ag, 1.10 g/t Au,
0.24% Pb, and 0.63% Zn)
THN11-60
THN04-26
THN12-63
80.52 m of 264.14 g/t Ag Eq.
(140.16 g/t Ag, 0.94 g/t Au,
1.08% Pb, and 1.49% Zn)
AgEq = Ag (g/t) + [Au (g/t) × ($1088/oz Au / 31.1035 g/oz) / ($19.62/oz Ag / 31.1035 g/oz)]
+ [Pb (%) × (($0.80/lb) × 22.04 lbs) / ($19.62/oz Ag / 31.1035 g/oz)]
+ [Zn (%) × (($0.80/lb) × 22.04 lbs) / ($19.62/oz Ag / 31.1035 g/oz)]
THN12-65
83.90 m of 295.48 g/t Ag Eq.
(161.47 g/t Ag, 1.02 g/t Au,
1.29% Pb, and 1.48% Zn)
THN11-53
THN02-11
900mRL
850mRL
800mRL
750mRL
700mRL
50 metres
THN04-24
Legend
Ag Eq. gram-metre product
0 - 5000
5000 - 10 000
>10 000